SilverCrest Announces Filing of NI 43-101 Technical Report on Las Chispas

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - September 07, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce it has filed on SEDAR+ the Updated Independent Technical Report for the 100% owned Las Chispas Operation (the "Updated Technical Report" or the "Report") located in the State of Sonora, Mexico. The Report was prepared in accordance with National Instrument 43-101.

The Report titled "Las Chispas Operation Technical Report" is dated September 5, 2023, has an effective date of July 19, 2023 and supports the disclosure made by SilverCrest in its July 31, 2023 press release titled "SilverCrest Announces Results of Updated Independent Technical Report". There are no material differences in the Report from the results disclosed in Company's July 31, 2023 press release. The Report can be found under the Corporation's profile on SEDAR+ (www.sedarplus.ca) and on SilverCrest's website (www.silvercrestmetals.com).

Qualified Persons

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:

SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1